SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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FORM 12b-25
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NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [ ] Form N-SAR

For the Period Ended: December 31, 2004
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I - Registrant Information
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Firstwave Technologies, Inc.
(Full Name of Registrant)

N/A
(Former Name if Applicable)

2859 Paces Ferry Road, #1000
Atlanta, Georgia 30339
(Address of Principal Executive Office)

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Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

	| | | | | | | | | | | | | | | |	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]		(b)
The subject annual report, semi-annual report, or
transition report or portion thereof will be filed on
or before the fifteenth calendar day following the
prescribed due date; or the subject quarterly report or
transition report on Form l0-Q or portion thereof will
be filed on or before the fifth calendar day following
the prescribed due date; and

		(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Firstwave Technologies, Inc. (“Registrant”) is in the process of compiling and reviewing the financial information to be included in the Form 10-K for the year ended December 31, 2004. This process could not be completed by the date required without incurring unreasonable effort and expense. The Registrant is re-evaluating the assumptions utilized at year-end to evaluate certain significant intangibles, including goodwill. The Registrant expects to file its Form 10-K within the fifteen days provided by this Form 12b-25.

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Part IV - Other Information
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 (1)  Name and telephone number of person to contact in regard to this notification:

Judi Vitale	(770) 431-1206
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Notwithstanding any changes resulting from the evaluation indicated above in Part III, current estimates comparing 2004 to 2003 show a decrease of 38% in total revenues from $11,904,000 to $7,400,000, and an increase in net loss applicable to common shareholders from $996,000 to $4,143,000. In addition to reduced revenues, the increase in the net loss included a $711,000 write-off of previously capitalized software development costs, a $153,000 rent expense for abandoned office space, and a reserve of $240,000 for surplus third party products. If a determination is made to establish a change to intangibles, those changes will impact the above numbers. The Registrant does not anticipate any restatement of prior period financial statements that it filed on Forms 10-Q and 10-K due to this evaluation. Complete details will be explained in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K.

Firstwave Technologies, Inc.
(Name of Registrant as specified in charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005            /s/ Richard T. Brock
 Richard T. Brock
Chairman and Chief Executive Officer

ATTENTION:     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).